Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calvert World Values Fund, Inc.:

We consent to the use of our reports, incorporated herein by reference, dated November 25, 2015, with respect to the financial statements of the Calvert Capital Accumulation Fund, Calvert International Equity Fund, Calvert International Opportunities Fund, and Calvert Emerging Markets Equity Fund, each a series of Calvert World Values Fund, Inc., as of September 30, 2015, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and under the headings "Portfolio Holdings Disclosure", "Independent Registered Public Accounting Firm and Custodian", and "Fund Service Providers" in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 28, 2016